Exhibit 13.11

Advertisement: Monogram_This Is Monogram 15 sec RESERVE_SE
Duration: 15 Seconds
CTA: startengine.com/monogram

Tagline: Reserve

Narrator: “This is Monogram. We are an Austin, Texas-based* medical technology company transforming the orthopedic market by combining state-of-the-art surgical robotics with patient optimized implant design. To learn more and reserve your shares visit startengine.com/monogram.”

* Testing the waters disclaimer